SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Under the Securities Exchange Act of 1934

SCHEDULE 13D

Wintech Digital Systems Technology Corporation

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(Name of Issuer)

Class A Common Stock

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(Title of Class of Securities)

880022 20 7

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(CUSIP Number)

Yonghong Dong

No. 48-30 Gensi Road

Taixing Town Taixing Shi

Jiangsu Province

P.R. China

(Name, Address, and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 27, 2000

(Date of Event Which Requires Filing of this Statement)

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CUSIP No.  880022 20 7

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(1) Names of Reporting Persons

Yonghong Dong

Xiaoming Chen

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(2) Check the Appropriate Box if a Member of a Group

      Not Applicable

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(3)  SEC Use Only

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(4) Source of Funds

Yonghong Dong

PF

Xiaoming Chen

PF

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(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

Not Applicable

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(6) Citizenship or Place of Organization

                                    Peoples Republic of China

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Number of Shares:

(7)

Sole Voting Power

Yonghong Dong

6,453,200 shares

50.9%

Xiaoming Chen

884,000 shares

7.0%

(8)

Shared Voting Power

Yonghong Dong

0 shares

Xiaoming Chen

0 shares

(1)

Sole Dispositive Power

Yonghong Dong

6,453,200 shares

50.9%

Xiaoming Chen

884,000 shares

7.0%

(2)

Shared Dispositive Power

Yonghong Dong

0 shares

Xiaoming Chen

0 shares

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(3)

Aggregate Amount Beneficially Owned by Each Reporting Person

Yonghong Dong

6,453,200 shares

50.9%

Xiaoming Chen

884,000 shares

7.0%

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(4)

Check if Aggregate Amount in Row (11) Excludes Certain Shares

 No

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(5)

Percent of Class Represented by Amount in Row (11)

Yonghong Dong

50.9%

Xiaoming Chen

7.0%

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(6)

Type of Reporting Person

Yonghong Dong

IN

Xiaoming Chen

IN

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ITEM 1.  SECURITY AND ISSUER

This statement relates to all Class A Common Stock of Wintech Digital Systems Technology Corporation, 2nd Floor, Caihong Building, 11 Xinxi Road, Shangdi, Haidian District, Beijing, 100085, Peoples Republic of China.

ITEM 2.  IDENTITY AND BACKGROUND

(a)

Yonghong Dong

(b)

No. 48-30 Gensi Road

Taixing Town

Taixing Shi

Jiangsu Province

P.R. China

(c)

Yonghong Dong is presently employed as President and Chairman of the Board of Wintech Digital Systems Technology Corporation, located at 2nd Floor, Caihong Building, 11 Xinxi Road, Shangdi, Haidian District, Beijing, 100085, Peoples Republic of China.

(d)       Yonghong Dong has no criminal convictions in the five years preceding filing.

(e)       Yonghong Dong has not been a party to a civil or administrative proceeding in the five years preceding filing related to federal or state securities laws.

(f)        Yonghong Dong is a citizen of the Peoples Republic of China.

(a)

Xiaoming Chen

(b)

North 21-601 Zhaoshang Road

Shekou ShenZhen

Guangdong Province

P.R. China

(c)        Xiaoming Chen is presently employed as the Vice President of Administration and is a member of the Board of Directors for Wintech Digital Systems Technology Corporation, located at 2nd Floor, Caihong Building, 11 Xinxi Road, Shangdi, Haidian District, Beijing, 100085, Peoples Republic of China.

(d)        Xiaoming Chen has no criminal convictions in the five years preceding filing.

(e)        Xiaoming Chen has not been a party to a civil or administrative proceeding in the five years preceding filing related to federal or state securities laws.

(f)

Xiaoming Chen is a citizen of the Peoples Republic of China.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Yonghong Dong acquired 6,453,200 shares of Class A common stock in Wintech Digital Systems Technology Corporation, and Xiaoming Chen acquired  884,000 shares of Class A common stock, pursuant to an Agreement and Plan of Reorganization entered into with Temple Summit Financial Projects, Inc., on July 25, 2000.  In consideration for the agreement, Yonghong Dong exchanged 73 % of the outstanding shares of a Chinese company known as Beijing Wintech Science and Technology Corporation.  Xiaoming Chen exchanged 10% of the outstanding shares of Beijing Wintech Science and Technology Corporation.  The terms of the exchange were previously disclosed in the company’s Form 8-K, filed August 10, 2000, and amendments thereto, and the same is incorporated herein by reference.  No portion of the purchase price was borrowed or otherwise obtained by Yonghong Dong or Xiaoming Chen for the purpose of acquiring, holding, trading, or voting the securities.

ITEM 4. PURPOSE OF TRANSACTION

Yonghong Dong and Xiaoming Chen acquired the securities identified herein as the result of a merger between Beijing Wintech Science and Technology Corporation and Temple Summit Financial Projects, Inc., with the resulting entity being Wintech Digital Systems Technology Corporation.  Terms of the merger, including the change in control of the board of directors, were previously disclosed in a Form 8-K filed with the Commission on  August 10, 2000.

Pursuant to the Agreement and Plan of Reorganization, Temple Summit Financial Projects, Inc., acquired 100% of the issued and outstanding shares of Beijing Wintech Science and Technology Corporation, including the 83% personally held by Yonghong Dong and Xiaoming Chen, respectively.  Following entry into the Agreement, the business of Beijing Wintech became the business of Temple Summit Financial Projects, Inc.  In accord with the merger, the company’s charter was amended to reflect the change in name to Wintech Digital Systems Technology Corporation and the change in control of the company.  In consideration for entry into the Agreement and for services to the company, Yonghong Dong was issued 6,453,200 shares of Class A common stock in Wintech Digital Systems Technology Corporation, and Xiaoming Chen was issued 884,000 shares, on or about July 27, 2000.

The Agreement and Plan of Reorganization is on file with the Commission as an exhibit to the Form 8-K filed on August 10, 2000, and is incorporated by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Pursuant to the Agreement, Yonghong Dong, individually, became the beneficial owner of 6,453,200 shares of Class A common stock of the issuer, representing 50.9% of the total issued and outstanding common stock, on or about July 27, 2000.  Yonghong Dong has sole power to vote or dispose the 6,453,200 shares acquired.  Since the initial date of acquisition, Yonghong Dong was issued 350,000 shares of Class A common stock on April 12, 2002, at $0.15 per share, and 420,000 shares of Class A common stock on August 25, 2003, at $0.04 per share.  As of the date of filing, Yonghong Dong has the sole power to vote and the sole power to dispose, with no shared power to vote, dispose, or direct to dispose, a total of 7,223,200 shares of Class A common stock, or approximately 49.5% of the issued and outstanding common stock of the company.

Pursuant to the Agreement, Xiaoming Chen, individually, became the beneficial owner of 884,000 shares of Class A common stock of the issuer, representing 7.0% of the total issued and outstanding common stock, on or about July 27, 2000.  Xiaoming Chen has sole power to vote or dispose the 884,000 shares acquired.  Since the initial date of acquisition, Xiaoming Chen was issued 20,000 shares of Class A common stock on April 12, 2002, at $0.15 per share, and 10,000 shares of Class A common stock on August 25, 2003, at $0.04 per share.  As of the date of filing, Xiaoming Chen has the sole power to vote and the sole power to dispose, with no shared power to vote, dispose, or direct to dispose, a total of 914,000 shares of Class A common stock, or approximately 6.3% of the issued and outstanding common stock of the company.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No contract, agreement, arrangement, or understanding exists between Yonghong Dong and Xiaoming Chen, or any other third party, with regard to the securities of the issuer save the agreement referenced herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The Agreement and Plan of Reorganization is on file with the Commission as an exhibit to the Form 8-K filed on August 10, 2000, and is incorporated by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/__Yonghong Dong _____

               __10/13/2003___________

Yonghong Dong

Date

President

/s/__ Xiaoming Chen ____

             ____10/13/2003_________

Xiaoming Chen

Date

Vice President of Administration

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).